FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2012

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 12, 2012	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Project Sendas

Economic Appraisal of the Sendas Group

Draft for discussion, subject to change

Confidential

August 22, 2011

Attention: André Rizk and Fábio Calpacci Leone
Grupo Pão de Açúcar
São Paulo - SP

Dear Sirs,

PricewaterhouseCoopers Corporate Finance & Recovery Ltda. ("PwC" – a company headquartered in the Capital of the State of São Paulo, at Avenida Francisco Matarazzo, nº 1.400, Torre Torino, Água Branca, registered with the CNPJ/MF under nº 05.487.514/0001-37") presents in what follows an economic appraisal report, as detailed in the "Scope and Purpose" section of this document, for Grupo Pão de Açúcar (the "Company" or "GPA").

The scope, fees, limitations on responsibility and other conditions of our work are described below.

We are thankful for the collaboration of the GPA team (the "Administration") during the course of our work, as well as for the opportunity to help advise them in this project.

We are available for any clarification that may be needed.

Sincerely,

PricewaterhouseCoopers
Corporate Finance & Recovery Ltda.

Antonio C. Toro	Fábio A. Niccheri

Agreed:

Grupo Pão de Açúcar

Index

Section 1
Executive Summary

Executive Summary

1. Background

GPA is the largest retailer in Latin America, focused on the food business, clothing, electronics and other products.

Its structure encompasses supermarket operations (Pão de Açúcar, CompreBem and Sendas), hypermarkets (Extra), electronics stores (Ponto Frio, Extra Eletro and Casas Bahia), convenience stores (Extra Fácil), wholesale and retail (Assaí) and e-commerce.

In a Material Event Notice dated February 23, 2011, the Company informed the market of the conclusion of the negotiations with Sendas S.A. (the "Seller") relating to the acquisition of the remaining stake in Sendas Distribuidora ("Sendas").

For this acquisition, GPA will pay R$ 377 million to the Seller, in 7 annual installments, of which:

- the first, of R$ 59 million, was paid on the date the agreement was signed;
- the second and third, of R$ 53 million, are payable with no inflation indexing(the second installment was paid in July 2011);
- the remaining installments of R$ 53 million are indexed to IPCA inflation.

As result of this transaction, as mentioned in the Material Event Notice, the Company must prepare an analysis of the application of item II of article 256 of Law 6.404/76 ("Article 256").



Executive Summary

2. Scope and Purpose

In this context, we were hired to prepare an economic analysis related to item II of Article 256 (an "Article 256 Economic Analysis"). In addition, the Administration asked us to prepare an economic-financial appraisal of Sendas, toward analyzing the economic feasibility of the transaction, as well as utilizing it for accounting and tax purposes. The base date for our work was December 31, 2010.

In discussions with the Administration and their legal advisers, we obtained the following definitions with regard to Article 256:

a) Price paid: the equivalent of the total amount of the disbursements in the amount of R$ 377 million;

b) Shareholders' equity and net profit: book amounts published at December 31, 2010, without adjustment;

c) The Shareholders' Equity at market price will include an analysis of inventories, the assets and rights allocated to the sale, the investments (there are no investments in other companies, according to the Administration), the financial instruments, and the fixed assets, among others;

d) The amount of net profit of the share or quota, as defined in item II, paragraph c of Article 256 is equivalent to the present value of the projected net profits;

e) Sendas is not quoted on a stock exchange or over-the-counter market, so the provision in item II paragraph "a" is not applicable;

It is not within our scope of work to issue any opinion, or audit or review the accounting numbers utilized in the Article 256 Economic Analysis. This information is the responsibility of the Administration, as is the understanding and utilization of the results of our Article 256 Economic Analysis.

3. Methodology and approach

- Article 256 Economic Analysis

The following procedures were undertaken:

- ✓ review of the historical financial statements and management data for 2008, 2009 and 2010;
- ✓ interviews with the Company's principal executives;
- ✓ analysis, understanding and discussion with the Administration regarding Sendas' historical financial information;
- ✓ analysis of the fair value of inventories, assets and rights allocated to the sale, financial instruments, and fixed assets, among others;
- ✓ preparation of an analysis of paragraph "c" of item II of Article 256;
- ✓ compilation of the information and description of the results obtained, which will permit the Administration to conclude on the application of Article 256.

Executive Summary

3. Methodology and approach (Cont.)

- **Economic appraisal**

The following procedures were carried out:

- ✓ analysis and discussion of the projections for the years after the base date;
- ✓ reading of the published or available market reports with respect to Sendas' sector of actuation;
- ✓ processing the projections in our appraisal model, analyzing the projected flow and including the assumptions for working capital and investments in fixed assets, among others;
- ✓ analysis of the results obtained and development of sensitivity studies as deemed necessary;
- ✓ presentation of a draft and final version of our appraisal report, in Portuguese, evidencing the main assumptions involved and the conclusion range.

The appraisal process was developed from projection assumptions set by the Administration for the upcoming years, as discussed and analyzed by us.

We emphasize that an appraisal process should reflect Sendas' current operations, including its future growth prospects. Our conclusion on value was based both on the version furnished by the Administration and on the sensitivity exercise.

In our appraisal work, we did not consider the analysis of the utilization of any discount that may be applicable in the case of a lack of liquidity of the Sendas shares. Equally, since our appraisal was based on 100% of the capital of Sendas, any discount that may be applicable to the minority interests was not considered in our work.

Executive Summary

4. Results and Conclusion

4.1 Article 256 Economic Analysis (paragraphs "a", "b" and "c")

Based on the provisions in item II of Article 256, the average price paid for the acquisition cannot exceed 1.5 times the greater of:

a) the average price of the shares traded through a stock exchange or over-the-counter market, during the 90 days prior to the date of contracting ("Exchange quotation") – not applicable;

b) the amount of SE at market prices ("Market SE");

c) the value of the net profits, which cannot exceed 15 times the indexed annual net profits over the last two fiscal years ("Results at present value");

Market SE: although we have not identified adjustments to be applied in Sendas' assets and liabilities, for purposes of calculating the SE at market price we considered a hypothetical adjustment of 100% in fixed assets, increasing SE by R$ 508.8 million, from a negative balance of R$ 6.9 million to a positive balance of R$ 501.9 million (or R$ 0.57 per share);

Results at present value: since the law in effect limits the projected results to 15 times the results over the last two years, we did not take into account in this analysis the projections presented in "Section 4 – Economic Appraisal" of this report. Conservatively, if we consider in our analysis the limit of 15 times the results summing the net profits for 2009 and 2010, we obtain the amount of R$ 382.3 million (or R$ 0.44 per share).

In accordance with the February 23, 2011 material event notice, 250 million shares were acquired for R$ 377 million, i.e., R$ 1.51 per share.

The table below compares the price paid per share with the results obtained in the analysis for paragraphs "b" and "c":

Paragraph		Amount per share	Amount paid / Paragraph Results
a	Exchange Quotation	not applicable	-
b	Market SE [1]	0.57	2.6 x
c	Results at present value [2]	0.44	3.5 x

[1] Contemplates the hypothetical 100% adjustment of the fixed assets, in a stress scenario;

[2] Contemplates the limit of 15 times the net profit summing 2010 and 2009.

Based on this analysis, which took into consideration the conditions of Article 256, one concludes that the value of the acquisition of Sendas by GPA represented more than one-and-a half times the amounts calculated for paragraphs "b" and "c", it falling then to the Administration to proceed as per their understanding of Law 6.404/76.

Executive Summary

4.2 Economic appraisal

The projections are expressed in current currency and in millions of *reais*, except as otherwise indicated. The results for 2011 – 2021 were projected. The perpetuity was projected without considering any real growth, i.e., it only included projected inflation indexing of 4.5% per year. The Administration's main assumptions in the "Base Case" projections are detailed in "Section 4 – Economic Appraisal" of this report. The main points to highlight are:

- **Gross revenue:** projected based on the Administration's assumption of growth in the sales performance of the converted stores, which took into account GPA's strategic plan. The projection was based on sales of the stores currently in operation, i.e., without investment in new stores, but with the conversion of the last 13 stores still under the Sendas banner to the GPA banners.

It was estimated that Sendas' sales per square meter would reach GPA's average sales within 1 year. The revenue growth projections calculated by the Administration for 2011, 2012 and 2013 are respectively 13.8%, 9.7% and 8.4%. For the other projection years, the projected growth corresponds to inflation for the period.

- **Sales taxes and net revenue:** sales taxes were projected based on the average historical percentage over the last 3 years, at 12.89% of gross revenue.

- **Gross profit and contribution margin:** it was estimated that the contribution margin(gross profit over net revenue) would increase from 25.4% in 2010 to 26.8% in 2011, due to the change in the sales mix, among other benefits arising from the transaction, stabilizing close to that level for the entire projection.

- **Operating Expenses:** operating expenses were divided into depreciation, commercial expenses (personnel, marketing and sales) and administrative expenses.

(i) Depreciation: depreciation was projected based on the property, plant and equipment at the base date, as well as new investments. The average rate of depreciation was projected at approximately 6.3% per year;

(ii) Administrative: projected to grow 25% from the real growth in net revenue, plus inflation for the period;

(iii) Personnel (commercial): projected with real growth of 2% (beyond inflation) in the first 3 years. From 2014 forward, only inflation indexing was considered;

(iv) Marketing and sales (commercial): projected based on the 3-year average of its historical relationship to net revenue, resulting in a percentage of 9.8%.

Executive Summary

- **Financial Results:** projected based on:

(i) Assumed discount of 86% of the credit card receivables, at a rate of 110% of CDI, for 38 days (the average period for credit card payment);

(ii) Indexing the provision of the IPTU property tax payable for prior years that is being contested in court, at a monthly rate of 1.5%, until this liability is discharged. It was contemplated that the IPTU relating to the projected years would be paid normally.

(iii) Cash generated monthly is reinvested at a rate of 101% of CDI and, at the end of each year, is distributed in full to shareholders.

Management does not plan on taking out new loans, except for maintenance of the discount of credit card receivables.

- **IR and CS:** The expense for IR and CS taxes was projected taking into consideration the tax benefit arising from the loss from prior years, as well as from the amortization of goodwill recorded in Sendas' intangibles at the base date of our work.

- **EBITDA:** Increasing from 6.2% of net revenue in 2010 to 7.8% in 2011, reaching 8.0% in 2013 and stabilizing at that level. The growth seen in the first year is due, above all else, to the improvement in the contribution margin, as well as to the growth in sales resulting in dilution of fixed expenses.

- **CAPEX:** A cost of R$ 13 million was adopted for migrating the 13 stores still under the Sendas banner to some other GPA banner (in 2011), plus the replacement of depreciation each year.

- **Working capital:** Working capital was projected based on the historical churn for accounts receivable, accounts payable, and inventories, among other assets and liabilities. See "Section 4 – Economic Appraisal" of this report for more detail.

- **Discount rate:** Considering the market conditions and the risks in effect at the base date of our appraisal, we utilized discount rates for equity capital (based on the Capital Asset Pricing Model – CAPM) of between 13.8% and 14.8% per year, in current currency, whose variables are detailed in "Section 4.3 – Discount rate" of this report.

Executive Summary

Sensitivities of the Base Case ("Sensitivity")

In addition to the Base Case, we prepared an alternative scenario, which we detail in "Section 4 – Economic Appraisal" of this report. Accordingly, we ran the following sensitivities:

- **Real sales growth:** we projected real growth in sales per square meter would stabilize, i.e., reach the same level as the mature stores under the GPA banners, in 2017. In the Base Case this same level of sales per square meter was reached in 2013.
- **Gross Margin:** we tested for gross margin reaching its stabilization point at 26.6% of net revenue not only in the first projection year (2011), but also in 2017 (consistent with the simulation of real sales per square meter). Thus, linear margin growth was projected for 2011 – 2017.

Análise de sensibilidade - EBITDA (em R$ milhões)


600
500
400
300
200
100
0
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
EBITDA Cenário Base
EBITDA Sensibilidade

Conclusion of the economic appraisal

Based on (i) our discussions with GPA; (ii) the Administration's assumptions as detailed in this report; (iii) our sensitivity analysis; and (iv) the utilization of discount rates, in current currency, of13.8% to 14.8% per year; we concluded that the value of 100% of Sendas' capital, at the base date of December 31, 2010, is between R$ 2.272 billion and R$ 2.505 billion (mid-point: R$ 2.388 billion).

Faixa de Conclusão (em R$ milhões)


Caso Base
2.377
2.638
Sensibilidade
2.146
2.402
2.100
2.300
2.500
2.700

The above amounts do not contemplate the loan of R$ 928 million (which liability is net of the mutual assets) between Sendas and GPA. For effects of comparing the amount paid per share of R$ 1.51, this loan balance liability should be subtracted from the appraised value, whose mid-point would become R$ 1.460 billion (or R$ 1.66 per share).

Executive Summary

5. Limitations on Responsibility

Our work is just one of several factors to be considered in arriving at the value of a company, determinable basically through negotiation by free initiative among the interested parties, in an open and free market, where none of the parties have special motives to buy or sell and both have good knowledge of the material facts.

In preparing this work, unaudited historical and projected information and data furnished in writing or verbally by the Administration or obtained from the sources mentioned were utilized. The value of the investments contemplated in the projections was not analyzed nor discussed by or with independent technicians specialized in the matter, but rather are based exclusively on the Administration's estimates. In addition, as all forecasting is subjective and depends on individual judgments subject to uncertainty, the forecasts were not presented as specific results to be attained. Accordingly, we did not issue an opinion on the historical data, projections and other information contained in our report.

Effecting a transaction involving GPA and the Seller is a decision for the Administration and the shareholders of these companies, as may be the case. We have not issued any formal recommendation regarding the value or other conditions by which the parties should effect a transaction. Accordingly, any decision regarding the conditions of the transaction, especially regarding price, is the exclusive responsibility of the administrations and shareholders of the companies.

This work did not take into consideration any kinds of contingencies, asset or liability shortfalls or superveniences, which have not been formally disclosed or which are not recorded on the balance sheet at the base date of the work, as furnished by the Administration. Consequently, our conclusions do not consider their effect, if any, on future results, on the Article 256 Economic Analysis and on Sendas' appraised value.

Our work was developed in light of the objectives described above in the Scope and Purpose section. Accordingly, (i) our work (including analyses, results, conclusions, reports and any other information) should not be utilized for ends other than those cited and (ii) our reports should not be published, circulated, reproduced, or disclosed to third parties without our prior approval, in writing, in each case, which may or may not be conceded or if conceded, may be subject to certain conditions. If we give permission for a third party to access our report, this access will be subject to (i) that third party signing a document exempting PwC from responsibility in relation to the work and our report (the terms of this document being determined exclusively by PwC), and (ii) the final report is presented in full. GPA shareholder access to our report, in any extraordinary shareholders' meeting, in line with the provision in Article 256, as well as by their independent auditors and tax authorities is pre-authorized in order to meet the objectives described above.

Executive Summary

5. Limitations on Responsibility (Cont.)

Any reports in draft form or preliminary presentations of our work were issued solely for discussion between the Administration and PwC. Accordingly, they should be utilized only for this end and should not be considered as final documents, since they may change significantly. The conclusions that count in our work are only those expressed in our final signed report.

We take no responsibility for updating our report in light of events or circumstances occurring after its date of issuance.

We do not assume any responsibility for losses suffered by GPA, Sendas, the Seller, their shareholders, officers or other parties, as a consequence of our utilization of the data and information supplied by the Company, Sendas, or obtained from other sources, as well as from the publication, disclosure, reproduction or utilization of our report in a way contrary to or in non-compliance with the reservations of the above paragraphs.

In no circumstance will PwC, its partners, agents and employees be liable to indemnify any party directly or indirectly harmed by the services we will provide, except if any harm has been caused by willful misconduct or fraud by PwC that is directly related to the services provided. In no circumstance will PwC be liable for amounts that exceed the amount agreed in our proposal to provide services.



Section 2
Overview – Sector and Company

Section 2 – The Retail Sector (Supermarkets)

The Sector

The sector remains hot, attaining in 2009 the best result in history, according to information obtained from APAS:

	2009	Var%
Brazil Nominal Invoicing	R$ 177 B	11.7%
Number of stores	78,311	3.4%
Number of checkouts	191,512	3.0%
Number of employees	899,754	2.6%
Sales area in m²	19.2 M	2.2%
Sales per m²	R$ 9,200	

Historical invoicing (in billions of R$)


124
126
120
124
125
126
134
148
158
177
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

Source: APAS

Invoicing grew more than the number of stores, evidencing an increase in sales per establishment and in the average customer receipt, as shown in the next chart.

Average customer invoice in self-service (in R$)


21.20
21.30
21.80
22.10
24.00
27.00
2005
2006
2007
2008
2009
2010¹

¹ The 2010 information is based on data through May.
Source: ABRAS

- The macroeconomic indicators are favorable for the sector, with expectations of economic growth and improved income distribution, including increased average family income.
- In the context of lower expected inflation and GDP growth, one expects that consumption in the sector will remain hot, including growth in the average customer receipt, due to changes in the consumption profile of the population.
- Furthermore, the net increase in formal jobs, together with an increasing curve in minimum wages, are strong bases for sustaining retail sales growth for people with lower purchasing power.

Section 2 – Company
Grupo Sendas

General Contours

Sendas operates in retail through supermarkets and, since 2004, has been part of GPA.

The Sendas banner is utilized by GPA in the state of Rio de Janeiro, with a focus on consumer income category C. Sendas has 88 stores, 75 of which were converted in the last two years to Extra Supermercado, Extra Hipermercado and Pão de Açúcar stores, depending on the size of the store and the purchasing power of the people in the region.

As a growth strategy, GPA intends to convert the remaining 13 stores under the Sendas banners to the other GPA banners, including aligning the strategies for sales and product mix. It intends in this way to expand sales and reach the same average customer receipt level per store as GPA or its main competitors.

Net Sales and Gross Profits (in billions of R$)


2.9
0.8
3.2
0.8
3.7
0.9
2008
2009
2010
Net sales revenue
Gross profit
Gross margin

EBITDA and Net Profits (in millions of R$)


200.6
-25.6
167.2
22.2
228.6
3.3
2008
2009
2010
EBITDA
Net profit for the year
EBITDA margin

Section 3
Article 256 Economic Analysis

Section 3 – Introduction to Article 256

Introduction

The Administration found undertaking this analysis applicable in light of the transaction involving the acquisition of an additional stake in Sendas, as disclosed in the Material Event Notice dated February 23, 2011.

In accordance with Article 256 of Law 6.404/76, when a publicly held company intends to acquire control of any other company, convening a shareholders' meeting to deliberate on the transaction is required, whenever:

I the investment is material, as defined in article 247 of the Law;

II the average purchase price (proportional to the number of shares acquired) exceeds one-and-a-half times the highest of the following three amounts:

- a) the average price of the shares traded in a stock exchange or over-the-counter market, during the 90 days prior to the date of contracting ("Exchange quotation") ;
- b) the amount of SE at market prices ("Market SE");
- c) the value of the net profits, which cannot exceed 15 times the indexed annual net profits in the last two fiscal years ("Results at present value");

In this context, we were hired to prepare an analysis in line with item II of article 256.

Main definitions

In discussions with the Administration and their legal advisers, we obtained the following definitions with regard to Article 256:

a) Price paid: the equivalent of the total amount of the disbursements in the amount of R$ 377 million;

b) Shareholders' equity and net profit: book amounts published at December 31, 2010, without an adjustment;

c) The Shareholders' Equity at market price will include an analysis of inventory, the assets and rights allocated to the sale, the investments (there are no investments in other companies, according to the Administration), the financial instruments, and the fixed assets, among others;

d) The amount of the net profit of the share or quota, as defined in item II, paragraph c of Article 256 is equivalent to the present value of the projected net profits;

e) Sendas is not quoted on a stock exchange or over-the-counter market, so the provision in item II paragraph "a" is not applicable;

Section 3 – Terms, Definitions and Considerations

Methodology and approach

- ✓ review of the historical financial statements and management data for 2008, 2009 and 2010;
- ✓ interviews with the Company's principal executives;
- ✓ analysis, understanding and discussion with the Administration regarding Sendas' historical financial information;
- ✓ analysis of the fair value of inventories, assets and rights allocated to the sale, financial instruments, and fixed assets, among others;
- ✓ preparation of an analysis of paragraph "c" of item II of Article 256;
- ✓ compilation of the information and description of the results obtained, which will permit the Administration to conclude on the application of Article 256.

Amount paid per share

In accordance with the February 23, 2011 material event notice, 250 million shares were acquired for R$ 377 million, i.e., R$ 1.51 per share.

Article 256 Economic Analysis

We present below the analysis for paragraphs "a", "b" and "c" of item II of Article 256.

Paragraph "a" – Exchange quotation: the share is not traded over a stock exchange or over-the-counter market, so this item is not applicable;

Paragraph "b" – Market SE: detailed analysis on the following pages;

Paragraph "c" – Results at present value: since the law in effect limits the projected results to 15 times the results of the last two years, we did not take into account in this analysis the projections presented in "Section 4 – Economic Appraisal" of this report. Conservatively, if we consider in our analysis the limit of 15 times the results summing the net profits for 2009 and 2010, we obtain the amount of R$ 382.0 million.

In thousands of R$		
Net profit 2009	(a)	22,191
Net profit 2010	(b)	3,278
Total	(c)=(a+b)	25,469
Net profit limit	(d)=15 x (c)	382,034
Number of shares (thousands)		877,085
R$ per share		**0.44**

One can see that the maximum amount that could be reached for paragraph "c", even considering that the historical net profit for the last two years could be summed, is inferior to the amount paid per share.

Section 3 – Market Value of Shareholders' Equity

We have analyzed below the items on the Balance Sheet (Assets) so that we could identify any adjustments to market value. We did not identify material adjustments to be considered. In any case, except for the property, plant and equipment, any marking to market would be negative, which would not change our conclusion regarding the application of Article 256.

ASSETS (in millions of R$)		
Current	**Balance**	**Comments**
Cash and banks	244.8	Immediate liquidity
Accounts receivable	269.3	This balance may be divided into 2 main groups: (i) client accounts receivable; and (ii) Paes Mendonça accounts receivable. (i) Clients: the average period for receipt is 38 days, which would involve a relatively insignificant adjustment; (ii) Paes Mendonça: long-term accounts receivable involving credits with the Paes Mendonça group. These credits are indexed and guaranteed by commercial leasing rights of certain stores.
Inventories	316.6	Inventories with great liquidity (average turnover of 41 days), thus not involving adjustments for their appraisal. Any obsolete or deteriorated items are already provisioned in the accounting.
Recoverable taxes	265.8	Refers mainly to tax losses and negative basis for CSLL.
Deferred income (IR) and social contribution (CS) taxes	2.1	Relatively immaterial balance.
Other credits	16.8	Relatively immaterial balance, whose kinds of items do not suggest any need for adjustments.
Total current assets	**1,115.3**	
Non-current		
Realizable long-term		
Amounts receivable from related parties	1,138.8	Amounts receivable from GPA companies. We believe there are no adjustments to be recognized.
Deposits for judicial appeals	109.9	We believe there are no adjustments to be recognized.
Fixed assets	508.9	See the analysis below in this section.
Intangibles	180.7	Amount refers to the benefit of the amortization of goodwill arising from other transactions.
Total non-current assets	**1,938.2**	
Total Assets	**3,053.6**	

Section 3 – Market Value of Shareholders' Equity

We have analyzed below the items on the Balance Sheet (Liabilities) so that we could identify any adjustments to market value. We did not identify material adjustments to be considered.

LIABILITIES (in millions of R$)		
Current	**Balance**	**Comments**
Suppliers	482.5	The average period to receipt is 55 days, which would not involve a significant adjustment;
Loans and financings	200.9	We can divide the loans into 2 big groups: (i) local currency; and (ii) foreign currency. The loans in local currency are indexed to CDI in normal market conditions. The loans in foreign currency are hedged with dollar x DI swaps, such that the debt in dollars (pre-established) is exchanged for CDI (post-established), in market conditions and marked to fair value in the accounting. Accordingly, there are no adjustments to be considered.
Salaries and social charges	35.9	Relatively insignificant amount and short turnover period.
Taxes and contributions payable	11.1	Relatively insignificant amount and short turnover period.
Amounts payable to related parties	2,066.8	Amounts payable to GPA companies. We believe there are no adjustments to recognized.
Rent payable	24.0	Relatively insignificant amount and short turnover period.
Other accounts payable	221.3	The most material portion of the balance is provisioning of the amount of IPTU owed, which is being challenged in court and is indexed monthly at a rate of 1.5% per month. The other balances are relatively immaterial and their nature does not suggest a need for any adjustments.
Total current liabilities	**3,042.5**	
Non-current		
Provision for contingencies	18.0	Relatively insignificant amount.
Total non-current liabilities	**18.0**	
Shareholders' equity	(6.9)	
Total liabilities and shareholders' equity	**3,053.6**	

Section 3 – Market Value of Shareholders' Equity

Analysis of fixed assets

An analysis of fixed assets was done, based on information made available by the Administration and reflected together in Sendas' accounting, toward checking for any need for adjustments in the amount presented. We did not, however, undertake a physical accounting conciliation, taking Sendas' accounting information as sound.

In the analyses, it was noted that the classes of assets with the most material values were: (a) civil construction and improvements; and (b) machines and equipment. In what follows, we present our analysis of each of these classes:

(a) Civil construction and improvements

We analyzed the relationship between the total sales area and the value of these assets as per the accounting cost. We obtained a unit value (per m²) that indicated to us that there are no prospects of significant adjustments in the book value to make them reflect their market value. This is due, substantially, to the fact that these improvements are recent.

In this class, the most material item is the "improvements in third-party property, plant and equipment", responsible for more than80% of the amount, whose significant portion is updating the layout of the stores. Accordingly, this kind of improvement does not have a market value for any other company that is not part of the Grupo Pão de Açúcar.

Nonetheless, it is worth remembering that we did not have access to all the space at the locations (areas other than the sales floor), nor to the details of the type of construction or improvement made.

(b) Machines and equipment

The retail industry, and specifically supermarkets, is not intensive in machines and equipment with technology with a competitive advantage.

We verified the "age" of the assets registered in this class, to confirm the impact of the loss of purchasing power (inflation) on the goods recorded on the book s at their historical cost. In our analyses the amounts for the items acquired after 2004 correspond to approximately 85% of the total, indicating that the impact of inflation on the value of the asset is relatively immaterial.

In summary, considering (i) the characteristics of this industry; (ii) the description of the items detailed in the analytic list furnished by the Administration; and (iii) that these items were acquired substantially after 2004; there are no indications of material adjustments in this class.

We emphasize, however, that no detailed technical evaluation of the assets was done.

Sensitivity – stress test

For the purposes of the Article 256 Economic Analysis, even though there are no indications of significant adjustments, we considered in our conclusions a hypothetical adjustment of 100% of the total of the fixed assets. This hypothetical adjustment would increase SE from a negative balance of R$ 6.9 million to a positive balance of R$ 501.9 million, or R$ 0.57 per share.

Section 3 – Conclusion

Conclusion

The table below summarizes the results obtained in the Article 256 analysis, considering the amount per share of R$ 1.51 paid:

	Paragraph	Amount per share	Amount paid / Paragraph Results
a	Exchange Quotation	not applicable	-
b	Market SE [1]	0.57	2.6 x
c	Results at present value [2]	0.44	3.5 x

[1] Contemplates the hypothetical adjustment of the fixed assets at 100%, in a stress scenario;

[2] Contemplates the limit of 15 times the net profit summing 2010 and 2009.

Based on this analysis, which took into consideration the conditions of Article 256, one concludes that the value of the acquisition of Sendas by GPA represented more than one-and-a half times the amounts calculated for paragraphs "b" and "c", it falling then to the Administration to proceed as per their understanding of Law 6.404/76.



Section 4
Economic Appraisal

Section 4 –Macroeconomic Assumptions

Macro economy

For projection purposes, the following macroeconomic indicators (annual percentages) were used:

	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
GDP (real)	4.1%	4.2%	4.5%	4.6%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
IPCA inflation	6.3%	5.1%	4.7%	4.7%	4.6%	4.5%	4.4%	4.5%	4.5%	4.5%	4.5%
CDI interest rate	12.5%	12.2%	11.0%	10.4%	9.9%	9.9%	9.9%	9.9%	9.9%	9.9%	9.9%

Section 4.1
Base Case

Section 4.1 – Projected Statement of Results
Base Case

millions of R$	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
Gross revenue	**3,368**	**3,743**	**4,237**	**4,822**	**5,291**	**5,733**	**6,000**	**6,274**	**6,557**	**6,845**	**7,153**	**7,475**	**7,811**	**8,163**
Sales taxes	(439)	(495)	(525)	(621)	(682)	(739)	(773)	(809)	(845)	(882)	(922)	(963)	(1,007)	(1,052)
Net revenue	**2,929**	**3,248**	**3,712**	**4,200**	**4,609**	**4,995**	**5,227**	**5,466**	**5,712**	**5,963**	**6,231**	**6,512**	**6,805**	**7,111**
Variable cost	(2,128)	(2,417)	(2,770)	(3,075)	(3,378)	(3,666)	(3,836)	(4,012)	(4,192)	(4,377)	(4,574)	(4,780)	(4,995)	(5,219)
Gross profit	**801**	**831**	**942**	**1,126**	**1,231**	**1,329**	**1,390**	**1,454**	**1,519**	**1,586**	**1,658**	**1,732**	**1,810**	**1,892**
% Contribution margin	*27.4%*	*25.6%*	*25.4%*	*26.8%*	*26.7%*	*26.6%*	*26.6%*	*26.6%*	*26.6%*	*26.6%*	*26.6%*	*26.6%*	*26.6%*	*26.6%*
Operating expenses	**(690)**	**(720)**	**(762)**	**(862)**	**(933)**	**(1,000)**	**(1,047)**	**(1,077)**	**(1,106)**	**(1,153)**	**(1,206)**	**(1,261)**	**(1,318)**	**(1,378)**
Depreciation	(89)	(57)	(49)	(64)	(68)	(70)	(74)	(59)	(43)	(43)	(46)	(48)	(51)	(54)
Administrative expenses	(80)	(68)	(64)	(69)	(74)	(78)	(81)	(85)	(89)	(93)	(97)	(101)	(106)	(111)
Commercial expenses	(521)	(596)	(649)	(729)	(792)	(852)	(892)	(933)	(975)	(1,018)	(1,063)	(1,111)	(1,161)	(1,214)
Personnel	*(234)*	*(268)*	*(292)*	*(316)*	*(339)*	*(362)*	*(378)*	*(396)*	*(413)*	*(432)*	*(451)*	*(471)*	*(493)*	*(515)*
Marketing and sales	*(286)*	*(328)*	*(357)*	*(413)*	*(453)*	*(491)*	*(514)*	*(537)*	*(561)*	*(586)*	*(612)*	*(640)*	*(669)*	*(699)*
Earnings before the financial result	**112**	**110**	**179**	**264**	**298**	**328**	**343**	**377**	**413**	**433**	**452**	**471**	**492**	**514**
Financial revenues (expenses)	**(145)**	**(110)**	**(110)**	**(36)**	**(43)**	**(50)**	**(59)**	**(70)**	**(50)**	**(31)**	**(11)**	**(11)**	**(12)**	**(12)**
Other non-recurring Revenues (Expenses)	(1.0)	45.7	(46.2)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Earnings before taxes	**(34)**	**47**	**23**	**228**	**254**	**278**	**284**	**307**	**363**	**401**	**441**	**460**	**480**	**501**
Income tax (IR)	13	(20)	(13)	(40)	(44)	(49)	(50)	(54)	(63)	(70)	(77)	(80)	(84)	(88)
Social Contribution (CS)	(4.2)	(4.4)	(6.2)	(14.4)	(16.0)	(17.5)	(17.9)	(19.4)	(22.9)	(25.3)	(27.8)	(29.0)	(30.2)	(31.6)
Net profit	**(25.6)**	**22.2**	**3.3**	**173.8**	**193.9**	**211.9**	**216.1**	**234.1**	**276.5**	**305.9**	**336.0**	**350.6**	**365.9**	**381.9**
% Profit margin	*-0.9%*	*0.7%*	*0.1%*	*4.1%*	*4.2%*	*4.2%*	*4.1%*	*4.3%*	*4.8%*	*5.1%*	*5.4%*	*5.4%*	*5.4%*	*5.4%*
EBITDA	**201**	**167**	**229**	**327**	**365**	**399**	**417**	**436**	**456**	**476**	**497**	**520**	**543**	**567**
% EBITDA margin	*6.8%*	*5.1%*	*6.2%*	*7.8%*	*7.9%*	*8.0%*	*8.0%*	*8.0%*	*8.0%*	*8.0%*	*8.0%*	*8.0%*	*8.0%*	*8.0%*

Section 4.1 – Projected Statement of Results

Base Case

Gross Revenue

Sendas' revenue derives fundamentally from its retail operations (supermarket), representing 88% of total gross revenue for December de 2010. In addition, Sendas is active in "*atacarejo*/cash-and-carry" (with the company Xantocarpa), a self-service trade modality that mixes characteristics of wholesale (volume sales) and retail (sale to the end-consumer).

The Administration assumes that sales growth in "cash-and-carry" will track retail, as discussed in further detail below.

Retail growth assumptions (Sendas)

In December 2010, Sendas' sales per m² were R$ 18,900, which was less than sales under other banners of GPA, as well as its main competitors.

The Administration prepared an internal study on the impact of changing the store banners, including their layout, as well as the product mix. In this study, they analyzed the growth of the converted stores versus the unconverted stores on a 1-year time horizon. They observed that the converted stores had nominal growth of close to 18%, while the unconverted stores grew at close to just 4%.

At the base date, 13 stores, of a total of 88, still had not been converted to other GPA banners.

Accordingly, the Administration assumes that, together, Sendas stores grew 13.8%, 9.7% and 8.4% in the first three projection years, and that thereafter no real growth is estimated (only indexing for IPCA inflation). In sum, this expectation is based on the following factors:

(i) that the 13 stores to be converted will have the same level of growth found in the study;

(ii) that the sales per m² will reach the same levels as other GPA banners or those of its main competitors;

(iii) that the macroeconomic environment will remain favorable, with improving average monthly income in the population and respective growth in the average consumer receipt.

The chart below shows the result of these assumptions on the projection:


Receita Bruta (R$ Bilhões)
CAGR = 6.1%
3,4
3,7
4,2
4,8
5,3
5,7
6,0
6,3
6,6
6,8
7,2
7,5
7,8
8,2
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021

Section 4.1 – Projected Statement of Results

Base Case

Gross Revenue

The charts below show the behavior of sales per m² over the course of the projections in nominal terms (with inflation) and real terms. It is worth noting that no real growth was projected after 2013.


Vendas por m² (R$ mil/m²)
17,2
19,1
18,9
21,6
23,7
25,6
26,8
28,1
29,3
30,6
32,0
33,4
34,9
36,5
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021


Vendas por m² (R$ mil/m²) - termos reais
20,3
21,2
21,9
21,9
21,9
21,9
21,9
21,9
21,9
21,9
21,9
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021

In summary, Sendas' total gross revenue, including retail and "cash-and-carry" (*atacarejo*), was projected thus:

millions of R$	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
Stores in 000 m ²	195.8	195.8	195.8	195.8	195.8	195.8	195.8	195.8	195.8	195.8	195.8	195.8	195.8	195.8
R$ (000)/m² (Sendas)	17.2	19.1	18.9	21.6	23.7	25.6	26.8	28.1	29.3	30.6	32.0	33.4	34.9	36.5
Revenue Sendas	2,948.8	3,277.1	3,709.0	4,221.2	4,631.8	5,019.3	5,252.7	5,492.7	5,739.9	5,992.4	6,262.1	6,543.9	6,838.4	7,146.1
Revenue atacarejo	419.5	466.3	527.7	600.6	659.0	714.1	747.3	781.5	816.7	852.6	890.9	931.0	972.9	1,016.7
Gross Revenue	3,368.4	3,743.4	4,237	**4,822**	**5,291**	**5,733**	**6,000**	**6,274**	**6,557**	**6,845**	**7,153**	**7,475**	**7,811**	**8,163**
Growth %	-	*11.1%*	*13.2%*	*13.8%*	*9.7%*	*8.4%*	*4.6%*	*4.6%*	*4.5%*	*4.4%*	*4.5%*	*4.5%*	*4.5%*	*4.5%*

Section 4.1 – Sales Taxes and Net Revenue
Base Case

Sales Taxes and Net Revenue

Sales taxes (PIS, Cofins and ICMS) were projected based on the average historical rate over the last 3 years (2008 – 2010), as shown in the table below:

millions of R$	2008	2009	2010
Gross Revenue	3,368	3,743	4,237
Taxes	(439)	(495)	(525)
Rate	*13.03%*	*13.23%*	*12.39%*
Average		**12.89%**	


Receita Líquida (R$ Bilhões)
CAGR = 6.1%
2,9
3,2
3,7
4,2
4,6
5,0
5,2
5,5
5,7
6,0
6,2
6,5
6,8
7,1
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021

The table below shows the projected sales taxes and the respective Net Revenue:

millions of R$	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
Gross Revenue	3,368	3,743	4,237	4,822	5,291	5,733	6,000	6,274	6,557	6,845	7,153	7,475	7,811	8,163
Taxes	(439)	(495)	(525)	(621)	(682)	(739)	(773)	(809)	(845)	(882)	(922)	(963)	(1,007)	(1,052)
Rate	*13.03%*	*13.23%*	*12.39%*	*12.89%*	*12.89%*	*12.89%*	*12.89%*	*12.89%*	*12.89%*	*12.89%*	*12.89%*	*12.89%*	*12.89%*	*12.89%*
Net Revenue	**2,929**	**3,248**	**3,712**	**4,200**	**4,609**	**4,995**	**5,227**	**5,466**	**5,712**	**5,963**	**6,231**	**6,512**	**6,805**	**7,111**

Section 4.1 – Costs and Gross Profit

Base Case

Costs

It was estimated that the contribution margin(gross profit over net revenue) would increase from 25.4% in 2010 to 26.8% in 2011, due to the change in the sales mix, among other benefits deriving from the transaction, stabilizing at close to that level for the rest of the projection.

Custo e Receita Líquida (R$ Bilhões)


2,9
2,1
3,2
2,4
3,7
2,8
4,2
3,1
4,6
3,4
5,0
3,7
5,2
3,8
5,5
4,0
5,7
4,2
6,0
4,4
6,2
4,6
6,5
4,8
6,8
5,0
7,1
5,2
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
Receita Líquida
Custo

Lucro Bruto e margem bruta (R$ Bilhões)


27,4%
25,6%
25,4%
26,8%
26,7%
0,8
0,8
0,9
1,1
1,2
1,3
1,4
1,5
1,5
1,6
1,7
1,7
1,8
1,9
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
Lucro Bruto
Margem Bruta

*Obs: the CAGR of Gross Profit is 6.5%.

millions of R$	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
Net Revenue	2,929	3,248	3,712	4,200	4,609	4,995	5,227	5,466	5,712	5,963	6,231	6,512	6,805	7,111
Costs	(2,128)	(2,417)	(2,770)	(3,075)	(3,378)	(3,666)	(3,836)	(4,012)	(4,192)	(4,377)	(4,574)	(4,780)	(4,995)	(5,219)
Gross Profit	**801**	**831**	**942**	**1,126**	**1,231**	**1,329**	**1,390**	**1,454**	**1,519**	**1,586**	**1,658**	**1,732**	**1,810**	**1,892**
Gross Margin	*27.4%*	*25.6%*	*25.4%*	*26.8%*	*26.7%*	*26.6%*	*26.6%*	*26.6%*	*26.6%*	*26.6%*	*26.6%*	*26.6%*	*26.6%*	*26.6%*

Section 4.1 – Operating Expenses

Base Case

Operating Expenses

The table below shows the projected operating expenses:

millions of R$	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
Depreciation	(89)	(57)	(49)	(64)	(68)	(70)	(74)	(59)	(43)	(43)	(46)	(48)	(51)	(54)
Administrative expenses	(80)	(68)	(64)	(69)	(74)	(78)	(81)	(85)	(89)	(93)	(97)	(101)	(106)	(111)
Commercial expenses	(521)	(596)	(649)	(729)	(792)	(852)	(892)	(933)	(975)	(1,018)	(1,063)	(1,111)	(1,161)	(1,214)
Personnel	*(234)*	*(268)*	*(292)*	*(316)*	*(339)*	*(362)*	*(378)*	*(396)*	*(413)*	*(432)*	*(451)*	*(471)*	*(493)*	*(515)*
Marketing and sales	*(286)*	*(328)*	*(357)*	*(413)*	*(453)*	*(491)*	*(514)*	*(537)*	*(561)*	*(586)*	*(612)*	*(640)*	*(669)*	*(699)*
Other Expenses	(1.0)	46	(46)	0	0	0	0	0	0	0	0	0	0	0
Operating Expenses	**(691)**	**(675)**	**(809)**	**(862)**	**(933)**	**(1,000)**	**(1,047)**	**(1,077)**	**(1,106)**	**(1,153)**	**(1,206)**	**(1,261)**	**(1,318)**	**(1,378)**

The assumptions for the projection were as follows:

- **Depreciation:** projected on the basis of the fixed assets at the base date, as well as the new investments. The average rate of depreciation was at approximately 6.3% per year;
- **Administrative expenses:** projected to grow at 25% of the real growth in net revenue, plus inflation for the period;
- **Personnel (commercial):** projected for real growth of 2% (above inflation) for the first 3 years. From 2014 forward only inflation indexing was contemplated;
- **Marketing and sales (commercial):** projected based on the 3-year average in relation to historical net revenue, resulting in a percentage of 9.8%.

Despesas Operacionais (em R$ bilhões)


23,6%
22,2%
20,5%
20,5%
20,2%
20,0%
20,0%
19,7%
19,4%
0,7
0,7
0,8
0,9
0,9
1,0
1,0
1,1
1,1
1,2
1,2
1,3
1,3
1,4
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021

Section 4.1 – EBITDA

Base Case

EBITDA

millions of R$	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
Gross profit	801	831	942	1,126	1,231	1,329	1,390	1,454	1,519	1,586	1,658	1,732	1,810	1,892
Expenses	(601)	(663)	(713)	(798)	(865)	(930)	(973)	(1,018)	(1,064)	(1,110)	(1,160)	(1,213)	(1,267)	(1,324)
Administrative	*(80)*	*(68)*	*(64)*	*(69)*	*(74)*	*(78)*	*(81)*	*(85)*	*(89)*	*(93)*	*(97)*	*(101)*	*(106)*	*(111)*
Commercial	*(521)*	*(596)*	*(649)*	*(729)*	*(792)*	*(852)*	*(892)*	*(933)*	*(975)*	*(1,018)*	*(1,063)*	*(1,111)*	*(1,161)*	*(1,214)*
EBITDA	**201**	**167**	**229**	**327**	**365**	**399**	**417**	**436**	**456**	**476**	**497**	**520**	**543**	**567**
% Net Revenue	*6.8%*	*5.1%*	*6.2%*	*7.8%*	*7.9%*	*8.0%*	*8.0%*	*8.0%*	*8.0%*	*8.0%*	*8.0%*	*8.0%*	*8.0%*	*8.0%*

The growth in the first year is due, above all else, to the improved contribution margin, as well as to the growth in sales resulting in diluted fixed expenses.


EBITDA e margem (em R$ bilhões)
6,8%
5,1%
6,2%
0,2
0,2
0,2
0,3
0,4
0,4
0,4
0,4
0,5
0,5
0,5
0,5
0,5
0,6
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021

Section 4.1 – Financial Result

Base Case

Financial Result

millions of R$	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
Discount on Trade Acceptance Bills	22.0	23.8	23.5	23.4	23.4	24.5	25.5	26.7	27.9	29.1	30.5
IPTU Payable	31.3	37.4	44.8	53.5	49.9	30.3	10.6	0.0	0.0	0.0	0.0
Financial revenue	17.7	18.0	18.0	17.5	3.7	4.7	4.9	16.0	16.6	17.3	18.0
Financial Result	**(35.6)**	**(43.3)**	**(50.3)**	**(59.4)**	**(69.6)**	**(50.1)**	**(31.3)**	**(10.7)**	**(11.3)**	**(11.9)**	**(12.4)**

(i) Discount on Trade Acceptance Bills (*Duplicatas*): projected as a result of the discount on trade acceptance bills for the credit card receivables. Close to 40% of purchases are made with credit cards, with an average payment period of 38 days, where 86% of the receivables are discounted. The financial cost of this operation is 110% of CDI. The expense was projected monthly and consolidated annually.

(ii) IPTU Payable: financial expenses are also the result of the projection for IPTU payable, which is being challenged in court. The Administration found the rate charged by the prefecture of Rio de Janeiro to be inappropriate, for which reason it ceased to withhold the tax, while merely provisioning it in its books. It is expected, however, that the case will end in roughly 5 years and that there is a possibility of an installment plan. The projection contemplates that payments will commence in 2015 and involve 36 monthly installments, paying interest and amortizing principal. The interest is indexed monthly at a rate of 1.5%.

(iii) Financial revenue: the result of reinvesting cash, projected monthly earning 101% of CDI.

The financial result in the historical years is significantly higher than what is projected, since it includes the expenses relating to the loans with GPA.

Section 4.1 – Projected Balance Sheet

Balance sheet

The balance sheet as of December 31, 2010 was utilized as the basis for the projections. For purposes of projecting the balance sheet and working capital, we made the following adjustments to shareholders' equity or accounting reclassifications.

1. "Accounts receivable" come from a transaction with the ex-shareholders of Paes Mendonça that is guaranteed by commercial leasing rights. The Administration does not expect that this amount will be received, for which reason it was reclassified from current capital to intangible s. It is worth emphasizing, moreover, that it was not contemplated that the commercial leasing rights would be amortized and propagate tax benefits.
2. We adjusted the tax credits against the SE such that it does not affect working capital. The tax benefit generated by it is contemplated directly in the projected statement of results and cash flows with the reduced tax paid.
3. The amount of the loan with GPA (liability net of the amounts receivable).
4. The amount of total debt, settled with the excess cash balance, with an impact on SE and on the final value of Sendas of R$ 32 million.
5. Considering that Sendas records the contingencies at its probable amount of realization (present value), we adjusted the balance against the SE, net of taxes, thus without impact to working capital.

The adjustments and effects on Shareholders' Equity are shown below:

Initial Shareholders' Equity		(millions of R$)
Book Shareholders' Equity		(7.0)
Accounts Receivable - Paes Mendonça	(1)	(167)
Commercial Leasing Rights	(1)	167
Tax Credits	(2)	(422)
Loan	(3)	928
Cash	(4)	(245)
Debt (ST+LT)	(4)	201
Provision for contingencies	(5)	12
Adjusted Shareholders' Equity		**467**

Based on the above amounts, the appraisal contemplated a positive balance adjustment of R$ 32 million (relating to items 4 and 5). Item 1 refers only to reclassification of accounts, item 2 was contemplated directly in cash flows and item 3 was not contemplated in the appraisal as explained in section 4.4 – Conclusion.

Section 4.1 – Projected Balance Sheet

Projected Assets

millions of R$

Balance Sheet	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
Current non-financial assets *	**846**	**1,071**	**566**	**605**	**641**	**672**	**682**	**689**	**706**	**734**	**766**	**799**	**835**	**873**
Accounts receivable	83	247	36	41	45	49	51	53	56	58	61	64	67	70
Inventories	226	287	317	351	386	419	438	458	479	500	523	546	571	596
Recoverable Taxes	291	276	20	24	26	28	30	31	32	34	35	37	39	40
Other Credits	11	8	17	14	16	17	18	18	19	19	20	21	22	23
Judicial Deposits	72	96	110	90	69	49	29	9	0	0	0	0	0	0
Tax credits on fixed assets	0	0	0	9	15	19	22	20	17	15	14	14	15	15
Permanent Assets	**552**	**558**	**675**	**679**	**672**	**664**	**656**	**650**	**645**	**640**	**635**	**630**	**624**	**617**
Fixed and intangible assets	552	558	675	679	672	664	656	650	645	640	635	630	624	617
Total Assets	**1,399**	**1,629**	**1,242**	**1,284**	**1,312**	**1,336**	**1,338**	**1,338**	**1,351**	**1,374**	**1,401**	**1,429**	**1,459**	**1,491**

** Current non-financial assets contemplated in the calculation of Working Capital*

The main asset accounts were projected as follows:

- The Accounts Receivable were projected based on the historical average period for receipt, also taking into consideration the mix of modalities of client payment. A discount of 86% on credit card accounts receivable was contemplated.

Accounts receivable (form of payment)[1]		
Credit card[2]	40.0%	38 days
Check and others	0.61%	45 days
Food ticket	1.4%	45 days
On demand	58.0%	0

[1] Assumption based on GPA's mix of payments
[2] 86% of the credit card receivables are discounted

- Inventories were projected based on the historical turnaround of 41 days.
- Judicial Deposits are recouped linearly in 5.4 years, in light of the average expected resolution of the proceedings.

Section 4.1 – Projected Balance Sheet

Projected Liabilities

millions of R$

Balance Sheet	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
Current non-financial liabilities*	**1,081**	**1,192**	**775**	**891**	**996**	**1,105**	**1,195**	**1,127**	**1,060**	**993**	**1,038**	**1,085**	**1,133**	**1,184**
Suppliers	393	440	483	536	588	638	665	695	726	758	792	828	865	904
Salaries	24	28	36	39	42	44	46	49	51	53	55	58	61	63
Taxes due	21	19	11	15	16	18	19	19	20	21	22	23	24	25
Deferred IR and CS taxes	82	123	12	24	27	30	31	34	38	39	41	43	45	47
IPTU tax payable	0	0	160	191	229	274	327	218	109	0	0	0	0	0
Rent	16	20	24	27	30	33	34	36	37	39	41	42	44	46
Others	25	54	49	59	64	69	73	76	79	83	86	90	94	99
SE	**(22)**	**0**	**467**	**393**	**316**	**231**	**143**	**211**	**290**	**381**	**362**	**345**	**326**	**306**
Total Liabilities	**1,399**	**1,629**	**1,242**	**1,284**	**1,312**	**1,336**	**1,338**	**1,338**	**1,351**	**1,374**	**1,401**	**1,429**	**1,459**	**1,491**

**Current non-financial liabilities contemplated in the calculation of Working Capital*

- The Suppliers account was projected based on the gross amount of purchases and the payment period of 55 days, in accordance with the history.
- Indexing of the provision for IPTU tax payable from prior years that is being challenged in court, at a monthly rate of 1.5%, until this liability is discharged (2015 to 2017).

The table below shows the projected Working Capital:

millions of R$	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
Current non-financial assets	846	1,071	566	605	641	672	682	689	706	734	766	799	835	873
Current non-financial liabilities	1,081	1,192	775	891	996	1,105	1,195	1,127	1,060	993	1,038	1,085	1,133	1,184
Working Capital	(235)	(121)	(209)	**(286)**	**(356)**	**(434)**	**(513)**	**(438)**	**(354)**	**(259)**	**(273)**	**(285)**	**(298)**	**(311)**
Variation in Working Capital		*114*	*(88)*	***(77)***	***(70)***	***(78)***	***(79)***	***75***	***84***	***95***	***(13)***	***(13)***	***(13)***	***(13)***

Section 4.1 – Permanent Assets

Investments - Capex

Investments (Capex)

Investments include expenses for converting banners and CAPEX for maintenance that reinvests the depreciation for the period.

In 2011, investment of R$ 13 million was contemplated for converting the banner of 13 Sendas stores.

Fixed assets depreciate at a rate of 6.3% per year, which is equivalent to the weighted average rate of the fixed assets recorded at the base date.

The investment schedule and change in permanent assets can be seen below.

millions of R$	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
Initial Balance	**675**	**679**	**672**	**664**	**656**	**650**	**645**	**640**	**635**	**630**	**624**
CAPEX	67	61	62	66	53	38	39	40	43	45	48
Depreciation	(64)	(68)	(70)	(74)	(59)	(43)	(43)	(46)	(48)	(51)	(54)
Final Balance	**679**	**672**	**664**	**656**	**650**	**645**	**640**	**635**	**630**	**624**	**617**

Section 4.1 – Projected Cash Flow

Projected cash flow

millions of R$	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
Earnings before financial expenses	264	298	328	343	377	413	433	452	471	492	514
Depreciation	64	68	70	74	59	43	43	46	48	51	54
IR and CS taxes paid	(54)	(61)	(66)	(67)	(73)	(86)	(96)	(105)	(109)	(114)	(119)
Allocated financial expense	(36)	(43)	(50)	(59)	(70)	(50)	(31)	(11)	(11)	(12)	(12)
Change in Working Capital	77	70	78	79	(75)	(84)	(95)	13	13	13	13
CAPEX	(67)	(61)	(62)	(66)	(53)	(38)	(39)	(40)	(43)	(45)	(48)
Net cash flow	**248**	**271**	**297**	**304**	**166**	**197**	**215**	**355**	**368**	**385**	**401**

Based on the above projected cash flow, one arrives at the following results for the Base Case:

millions of R$	13.8%	14.3%	14.8%	Mid-point
Present value of the flows	1,518	1,485	1,453	1,485
Perpetuity	1,088	984	892	988
Balance sheet adjustments	32	32	32	32
Economic Value	**2,638**	**2,501**	**2,377**	**2,505**

The amounts above do not contemplate the loan of R$ 928 million (liabilities net of the mutual assets) between Sendas and GPA.

Section 4.2
Sensitivity

Section 4.2 – Projected Statement of Results

Sensitivity

millions of R$	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
Gross revenue	**3,368**	**3,743**	**4,237**	**4,605**	**4,947**	**5,290**	**5,632**	**6,031**	**6.430**	**6,845**	**7,153**	**7,475**	**7,811**	**8,163**
Sales taxes	(439)	(495)	(525)	(593)	(637)	(682)	(728)	(777)	(829)	(882)	(922)	(963)	(1,007)	(1,052)
Net revenue	**2,929**	**3,248**	**3,712**	**4,011**	**4,309**	**4,608**	**4,923**	**5,254**	**5,601**	**5,963**	**6,231**	**6,512**	**6,805**	**7,111**
Variable cost	(2,128)	(2,417)	(2,770)	(2,987)	(3,201)	(3,415)	(3,640)	(3,875)	(4,121)	(4,377)	(4,574)	(4,780)	(4,995)	(5,219)
Gross profit	**801**	**831**	**942**	**1,025**	**1,108**	**1,193**	**1,284**	**1,379**	**1,480**	**1,586**	**1,658**	**1,732**	**1,810**	**1,892**
% Contribution margin	*27.4%*	*25.6%*	*25.4%*	*25.5%*	*25.7%*	*25.9%*	*26.1%*	*26.2%*	*26.4%*	*26.6%*	*26.6%*	*26.6%*	*26.6%*	*26.6%*
Operating expenses	**(690)**	**(720)**	**(762)**	**(843)**	**(902)**	**(961)**	**(1,016)**	**(1,055)**	**(1,095)**	**(1,153)**	**(1,206)**	**(1,261)**	**(1,318)**	**(1,378)**
Depreciation	(89)	(57)	(49)	(64)	(68)	(70)	(74)	(59)	(43)	(43)	(46)	(48)	(51)	(54)
Administrative expenses	(80)	(68)	(64)	(68)	(72)	(76)	(80)	(84)	(88)	(93)	(97)	(101)	(106)	(110)
Commercial expenses	(521)	(596)	(649)	(711)	(762)	(814)	(862)	(912)	(964)	(1,018)	(1,063)	(1,111)	(1,161)	(1,214)
Personnel	*(234)*	*(268)*	*(292)*	*(316)*	*(339)*	*(362)*	*(378)*	*(396)*	*(413)*	*(432)*	*(451)*	*(471)*	*(493)*	*(515)*
Marketing and sales	*(286)*	*(328)*	*(357)*	*(394)*	*(423)*	*(453)*	*(484)*	*(516)*	*(550)*	*(586)*	*(612)*	*(640)*	*(669)*	*(699)*
Earnings before the financial result	**112**	**110**	**179**	**182**	**206**	**233**	**267**	**324**	**385**	**433**	**452**	**471**	**492**	**514**
Financial revenues (expenses)	**(145)**	**(110)**	**(110)**	**(40)**	**(46)**	**(52)**	**(60)**	**(70)**	**(50)**	**(31)**	**(11)**	**(11)**	**(12)**	**(12)**
Other non-recurring Revenues (Expenses)	(1.0)	45.7	(46.2)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Earnings before taxes	**(34)**	**47**	**23**	**142**	**160**	**180**	**207**	**254**	**335**	**402**	**441**	**460**	**480**	**501**
Income tax (IR)	13	(20)	(13)	(25)	(28)	(32)	(36)	(44)	(59)	(70)	(77)	(80)	(84)	(88)
Social Contribution (CS)	(4.2)	(4.4)	(6.2)	(9.0)	(10.1)	(11.4)	(13.1)	(16.0)	(21.1)	(25.3)	(27.8)	(29.0)	(30.3)	(31.6)
Net profit	**(25.6)**	**22.2**	**3.3**	**108.4**	**122.1**	**137.5**	**158.0**	**193.3**	**255.3**	**306.4**	**336.0**	**350.6**	**365.9**	**381.9**
% Profit margin	*-0.9%*	*0.7%*	*0.1%*	*2.7%*	*2.8%*	*3.0%*	*3.2%*	*3.7%*	*4.6%*	*5.1%*	*5.4%*	*5.4%*	*5.4%*	*5.4%*
EBITDA	**201**	**167**	**229**	**246**	**274**	**303**	**341**	**383**	**428**	**476**	**497**	**520**	**543**	**567**
% EBITDA margin	*6.8%*	*5.1%*	*6.2%*	*6.1%*	*6.4%*	*6.6%*	*6.9%*	*7.3%*	*7.6%*	*8.0%*	*8.0%*	*8.0%*	*8.0%*	*8.0%*

The assumed parameters for the growth of Gross Revenue and gross margin were tested at alternate levels. See the details on the following pages.

Section 4.2 – Projected Statement of Results

Sensitivity

Gross Revenue

Gross Revenue was projected assuming slower growth in sales per square meter, i.e., the sales should reach the same levels, but at different dates. In the Base Case this level of sales is attained in 2013, at the amount of 21,900 *reais* per square meter, while in the Sensitivity analysis this occurs in 2017.

The chart below shows the effect of the Sensitivity parameters in sales per square meter.


Vendas por m² (R$ mil/m²) - (termos reais)
18,9
20,3
21,2
21,9
21,9
21,9
21,9
21,9
21,9
21,9
21,9
21,9
19,4
19,8
20,2
20,6
21,1
21,5
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
Cenário Base
Sensibilidade


Vendas por m² (R$ mil/m²) - (termos nominais)
18,9
21,6
23,7
25,6
26,8
28,1
29,3
30,6
32,0
33.4
34.9
36,5
18,9
20,6
22,1
23,7
25.3
27,0
28,8
30,6
32,0
33.4
34.9
36,5
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
Cenário Base
Sensibilidade


Receita Bruta (R$ Bilhões)
CAGR = 6.1%
3.4
3.7
4.2
4.6
4.9
5.3
5.7
6,0
6,4
6,8
7,2
7.5
7,8
8,2
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021

Section 4.2 – Projected Statement of Results
Sensitivity

Gross Revenue

The table below shows the projected Gross Revenue in the sensitivity scenario:

millions of R$	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
Stores in 000 m ²	195.8	195.8	195.8	195.8	195.8	195.8	195.8	195.8	195.8	195.8	195.8	195.8	195.8	195.8
R$ (000)/m² (Sendas)	17.2	19.1	18.9	20.6	22.1	23.7	25.3	27.0	28.8	30.6	32.0	33.4	34.9	36.5
Revenue Sendas	2,948.8	3,277.1	3,709.0	4,031.3	4,330.5	4,630.7	4,947.7	5,280.1	5,628.8	5,992.4	6,262.1	6,543.9	6,838.4	7,146.1
Revenue atacarejo	419.5	466.3	527.7	573.6	616.1	658.8	703.9	751.2	800.8	852.6	890.9	931.0	972.9	1,016.7
Gross Revenue	3,368.4	3,743.4	4,237	**4,605**	**4,947**	**5,290**	**5,652**	**6,031**	**6,430**	**6,845**	**7,153**	**7,475**	**7,811**	**8,163**
Growth %	-	*11.1%*	*13.2%*	*8.7%*	*7.4%*	*6.9%*	*6.8%*	*6.7%*	*6.6%*	*6.5%*	*4.5%*	*4.5%*	*4.5%*	*4.5%*

Since there is stable real growth as of 2017, the following years in the projection grow only with the inflation in the period.


Vendas por m² (R$ mil/m²)
17,2
19,1
18,9
20,6
22,1
23,7
25,3
27,0
28,8
30,6
32,0
33,4
34,9
36,5
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021


Vendas por m² (R$ mil/m²) - (termos reais)
19,4
19,8
20,2
20,6
21,1
21,5
21,9
21,9
21,9
21,9
21,9
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021

Section 4.2 – Costs and Gross Profit

Sensitivity

Costs

We ran gross margin such that it no longer reaches its stabilization point of 26.6% of net revenue in the first projection year (2011), but rather in 2017 (consistent with the growth in sales per square meter). Thus, linear growth was projected for 2011 - 2017.


Custo e Receita Líquida (R$ Bilhões)
2,9 2,1 3,2 2,4 3,7 2,8 4,0 3,0 4,3 3,2 4,6 3,4 4,9 3,6 5,3 3,9 5,6 4,1 6,0 4,4 6,2 4,6 6,5 4,8 6,8 5,0 7,1 5,2
2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021
Receita Líquida
Custo


Lucro Bruto e margem bruta (R$ Bilhões)
0,8 0,8 0,9 1,0 1,1 1,2 1,3 1,4 1,5 1,6 1,7 1,7 1,8 1,9
2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021
Lucro Bruto
Margem Bruta

*Obs: the CAGR for Gross Profit is 6.5%.

millions of R$	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
Net Revenue	2,929	3,248	3,712	4,011	4,309	4,608	4,923	5,254	5,601	5,963	6,231	6,512	6,805	7,111
Costs	(2,128)	(2,417)	(2,770)	(2,987)	(3,201)	(3,415)	(3,640)	(3,875)	(4,121)	(4,377)	(4,574)	(4,780)	(4,995)	(5,219)
Gross Profit	**801**	**831**	**942**	**1,025**	**1,108**	**1,193**	**1,284**	**1,379**	**1,480**	**1,586**	**1,658**	**1,732**	**1,810**	**1,892**
Gross Margin	*27.4%*	*25.6%*	*25.4%*	*25.5%*	*25.7%*	*25.9%*	*26.1%*	*26.2%*	*26.4%*	*26.6%*	*26.6%*	*26.6%*	*26.6%*	*26.6%*

Section 4.2 – EBITDA
Sensitivity

EBITDA

millions of R$	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
Gross profit	801	831	942	1,025	1,108	1,193	1,284	1,379	1,480	1,586	1,658	1,732	1,810	1,892
Expenses	(601)	(663)	(713)	(779)	(835)	(890)	(942)	(996)	(1,052)	(1,110)	(1,160)	(1,212)	(1,267)	(1,324)
Administrative	*(80)*	*(68)*	*(64)*	*(68)*	*(72)*	*(76)*	*(80)*	*(84)*	*(88)*	*(93)*	*(97)*	*(101)*	*(106)*	*(110)*
Commercial	*(521)*	*(596)*	*(649)*	*(711)*	*(762)*	*(814)*	*(862)*	*(912)*	*(964)*	*(1,018)*	*(1,063)*	*(1,111)*	*(1,161)*	*(1,214)*
EBITDA	**201**	**167**	**229**	**246**	**274**	**303**	**341**	**383**	**428**	**476**	**497**	**520**	**543**	**567**
% Net Revenue	*6.8%*	*5.1%*	*6.2%*	*6.1%*	*6.4%*	*6.6%*	*6.9%*	*7.3%*	*7.6%*	*8.0%*	*8.0%*	*8.0%*	*8.0%*	*8.0%*

EBITDA e margem (em R$ bilhões)


6,8%
5,1%
6,2%
6,1%
6,4%
6,6%
6,9%
7,3%
7,6%
8,0%
8,0%
8,0%
8,0%
8,0%
0,2
0,2
0,2
0,2
0,3
0,3
0,3
0,4
0,4
0,5
0,5
0,5
0,5
0,6
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021

Section 4.2 – Projected Cash Flow

Projected cash flow

millions of R$	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
Earnings before financial expenses	182	206	233	267	324	385	433	452	471	492	514
Depreciation	64	68	70	74	59	43	43	46	48	51	54
IR and CS taxes paid	(34)	(38)	(43)	(49)	(60)	(80)	(96)	(105)	(109)	(114)	(119)
Allocated financial expense	(40)	(46)	(52)	(60)	(70)	(50)	(31)	(11)	(11)	(12)	(12)
Change in Working Capital	62	65	75	86	(70)	(78)	(89)	12	13	13	13
CAPEX	(67)	(61)	(62)	(66)	(53)	(38)	(39)	(40)	(43)	(45)	(48)
Net cash flow	**167**	**194**	**220**	**252**	**130**	**182**	**222**	**353**	**368**	**385**	**401**

Based on the cash flow projected above, one arrives at the following results for the Sensitivity analysis:

millions of R$	13.8%	14.3%	14.8%	Mid-point
Present value of the flows	1,282	1,251	1,221	1,251
Perpetuity	1,088	984	892	988
Balance sheet adjustments	32	32	32	32
Economic Value	**2,402**	**2,267**	**2,146**	**2,272**

The amounts above do not contemplate the loan of R$ 928 million (liabilities net of the mutual assets) between Sendas and GPA.

Section 4.3
Discount rate

Section 4.3 – Discount rate

CAPM

The discount rate utilized to bring Sendas' cash flows to present value was calculated based on the Capital Asset Pricing Model, or CAPM, in accordance with the following formula:

Cost of equity capital = Rf / i USA* i Brazil + Beta x (Rm – Rf) + Country risk + Size Premium

The assumptions used for the above-described variables were:

- **Risk-free rate (Rf)** = 4.13% – average of the 30-year T-Bond for a historical period of 2 years (source: Bloomberg);
- **U.S. inflation (i USA)** = 2.72%– inflation projected for the years following the base date (source: US Congressional Budget Office);
- **Brazilian inflation (i Brazil)** = 4.75% – average IPCA inflation projected for the years following the base date (source: *Relatório Focus – Bacen*);
- **Unleveraged Beta** = 0.56 (and 0.60 when re-leveraged contemplating average indebtedness of 9.0%) – GPA's beta (source: Bloomberg);
- **Market risk premium (Rm - Rf)** = 4.5% – arithmetic average of the returns above the risk-free rate for the 50-year period to the base date (source: Ibbotson);
- **Country risk** = 2.53% – based on the 2-year historical average of EMBI+BR (source: Bloomberg);
- **Size premium:** 2.90% – arithmetic average for the 50-year period (source: Ibbotson – low cap).

Cost of equity capital: Ke = 14.3% per year (in current currency). Accordingly, we used the rates of 13.8%, 14.3% and 14.8% per year.

Section 4.4
Conclusion

Section 4.4 – Conclusion

The figure below shows the conclusion range for the totality of Sendas' capital:


Conclusion range (in billions of R$)
Base Case
Sensitivity
2.377
2.638
2.146
2.402
2.100
2.200
2.300
2.400
2.500
2.600
2.700

Based on (i) our discussions with GPA; (ii) the Administration's assumptions as detailed in this report; (iii) our sensitivity analysis; and (iv) the utilization of discount rates, in current currency, of 13.8% to 14.8% per year; we concluded that the value of 100% of Sendas' capital, at the base date of December 31, 2010, is between R$ 2.272 billion and R$ 2.505 billion (mid-point: R$ 2.388 billion).

The above amounts do not contemplate the loan of R$ 928 million (which liability is net of the mutual assets) between Sendas and GPA. For effects of comparing the amount paid per share of R$ 1.51, this loan balance liability should be subtracted from the appraised value, whose mid-point would become R$ 1.460 billion (or R$ 1.66 per share).

Glossary

ABRAS	Associação Brasileira de Supermercados
AFAC	Advance for Future Augmentation of Capital (*Adiantamento para Futuro Aumento de Capital*)
APAS	Associação Paulista de Supermercados
Bacen	Brazil's Central Bank (Banco Central do Brasil)
Beta	Index that measures the variation of a share in relation to a perfectly diversified investment portfolio
CAGR	Compound [Average][sic] Growth Rate
Capex	Capital expenditure
CDI	Average rate applied by financial institutions in interbank certificate of deposit transactions (*Certificados de Depósitos Interfinanceiros*)
Cofins	The Contribution to Finance Social Security tax (*Contribuição para o Financiamento da Seguridade Social*)
CS or CSLL	The Social Contribution tax incident to Net Profits (*Contribuição Social sobre o Lucro Líquido*)
EBITDA	Earnings before Interest, Taxes, Depreciation and Amortization
EMBI+BR	The Emerging Markets Bond Index calculated by Banco JP Morgan

Glossário

ICMS	An excise tax on goods and services (*Imposto sobre a Circulação de Mercadorias e Serviços*)
IPCA	A broad consumer price index (*Índice de Preços ao Consumidor Amplo*)
IPTU	A property tax (*Imposto Predial e Territorial Urbano*)
IR	An income tax (*Imposto de Renda*)
GDP	Gross Domestic Product
T-Bond	The fixed-income Treasury Bond issued by the U.S. government